CONFIRMING STATEMENT

 This statement confirms that Robert W. Trudeau ("Filer"), has authorized and designated Robert C. Bensky and Carla S. Newell to execute and file on the Filers behalf all Forms 3, 4 and 5 (including any amendments thereto) that the Filer may be required to file with the U.S. Securities and Exchange Commission as a result of the Filers ownership of or transactions in securities of RiskMetrics Group, Inc.  The authority of Robert C. Bensky and Carla S. Newell under this statement shall continue until the Filer is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of RiskMetrics Group, Inc., unless revoked in writing.  The Filer acknowledges that Robert C. Bensky and Carla S. Newell are not assuming any of the Filers responsibilities to comply with Section 16 of the Securities

Exchange Act of 1934.

Date:  January 24, 2008

                                 s/  Robert W. Trudeau

     Robert W. Trudeau